UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

(Report No. 1)

Commission File Number 001-35715

JX Luxventure Group Inc.

(Translation of registrant’s name into English)

Bin Hai Da Dao No. 270

Lang Qin Wan Guo Ji Du Jia Cun Zong He Lou

Xiu Ying District

Haikou City, Hainan Province 570100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On December 19, 2024, the board of directors (the “Board”) of JX Luxventure Limited, a company organized under the laws of the Republic of the Marshall Islands (the “Company”), approved by unanimous written consent, and holders of a majority (the “Majority Shareholders”) of the Company’s outstanding common stock, $0.0001 par value per share (the “Common Stock”), approved, by written consent, in lieu of a meeting (a) a reverse stock split of the Company’s issued and outstanding shares of Common Stock of the Company at a ratio of 1-for 4 (the “Reverse Stock Split”) and (b) an amendment to the Company’s Amended and Restated Articles of Incorporation, as amended (the “Amendment”) to implement the Reverse Stock Split.

On December 20, 2024, the Board approved, by unanimous written consent, and the Majority Shareholders approved, by written consent, an updated form of the Amendment, to implement both the Reverse Stock Split and to change the name of the Company from “JX Luxventure Limited” to “JX Luxventure Group Inc.” (the “Name Change”).

On December 27, 2024 the Company filed the Amendment with the Registrar or Deputy Registrar of Corporations in the Marshall Islands, implementing the Reverse Stock Split and the Name Change. The Amendment became effective upon filing. A copy of the Amendment is filed as Exhibit 3.1 to this Report.

Upon the opening of the market on January 8, 2025, the Company’s Common Stock will begin trading on the Nasdaq Capital Market (“Nasdaq”) under its new name, JX Luxventure Group Inc., and on a one-for-four (1-for-4) post-split basis under the recently effected symbol “JXG” and with a new CUSIP number.

The Reverse Stock Split is intended by the Company to continue its compliance with a minimum bid price of $1.00 per share for continued listing on Nasdaq, as set forth in Nasdaq Listing Rule 5550(a)(2).

As a result of the Reverse Stock Split, every four (4) shares of the Company’s Common Stock then issued and outstanding will automatically, and without any action of the Company or any holder thereof, be combined, converted, and changed into one (1) validly issued and non-assessable share of Common Stock without any change of the par value per share or the total authorized number of shares of capital stock the Company is authorized to issue. No fractional shares will be issued to any shareholder, and in lieu of issuing any such fractional shares, the fractional shares resulting from the Reverse Stock Split will be rounded up to the nearest whole share of Common Stock.

Except for minimum adjustments that resulted from the treatment of fractional shares, the Reverse Stock Split will not have any dilutive effect on our shareholders.

Exhibits

The following exhibit is included in this Report on form 6-K:

Exhibit No.	Description of Exhibit
3.1	Articles of Amendment to the Amended and Restated Articles of Incorporation filed by the Registrant on December 27, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 6, 2025	JX Luxventure Group Inc.

	By:	/s/ Sun Lei
Sun Lei
Chief Executive Officer

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